Free Writing Prospectus (To the Prospectus dated August 27, 2008 and Prospectus Supplement dated August 27, 2008)	Filed Pursuant to Rule 433 Registration No. 333-145845 November 12, 2008

$[—] 100% Principal Protected Notes due November 27, 2013 Linked to the Performance of a Basket of Currencies Medium-Term Notes, Series A, No. F-88

Key Terms:	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Basket Initial Valuation Date:	November 24, 2008

Issue Date:	November 28, 2008

Basket Final Valuation Date:	November 22, 2013*

Maturity Date:	November 27, 2013* (resulting in a term to maturity of approximately 5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. Dollar and the Euro (the “USDEUR” currency exchange rate), (ii) the U.S. Dollar and the Swiss Franc (the “USDCHF” currency exchange rate) and (iii) the U.S. Dollar and the Japanese Yen (the “USDJPY” currency exchange rate) (each a “currency exchange rate” and a “basket component”). The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which will be determined by the calculation agent in accordance with the following:

Basket Component	Weight	C(i) Initial (as defined below)
USDEUR, as described under “Reference Assets—Currency Exchange Rates” in the prospectus supplement.	1/3	[•]
USDCHF, as described under “Reference Assets—Currency Exchange Rates” in the prospectus supplement.	1/3	[•]
USDJPY, as described under “Reference Assets—Currency Exchange Rates” in the prospectus supplement.	1/3	[•]

Coupon Floor:	6.00%

Principal Protection Percentage:	100%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•if the basket performance is greater than the coupon floor, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the basket performance:

$1,000 + ($1,000 x basket performance)

•if the basket performance is equal to or less than the coupon floor, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the coupon floor:

$1,000 + ($1,000 x coupon floor)

Your principal is only protected if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = The reference level of each basket component on the basket initial valuation date;

C(i) Final = The reference level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is 1/3 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738QUV8 and US06738QUV84

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100.00%	[•]%	[•]%
Total	$[•]	$[•]	$[•]

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 27, 2008, and the prospectus supplement dated August 27, 2008, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual reference level or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the reference levels of the basket components on the basket final valuation date relative to their reference levels on the basket initial valuation date. We cannot predict the basket performance.

FWP–2

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and that the reference levels of the basket components are as indicated.

Example 1: In this case, U.S. dollar strengthens against all three reference currencies.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USDEUR Exchange Rate	0.7971	0.8660	8.65%	1/3	2.88%
USDCHF Exchange Rate	1.1830	1.3748	16.21%	1/3	5.40%
USDJPY Exchange Rate	97.4600	109.4476	12.30%	1/3	4.10%

Basket					12.38%

Step 2: Calculate the payment at maturity.

Because the basket performance of 12.38% is greater than a coupon floor of 6% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied the basket performance, calculated as follows:

$1,000 + ($1,000 x basket performance) = $1,000 + ($1,000 x 12.38%) = $1,123.80

Therefore, the payment at maturity is $1,123.80 per $1,000 principal amount Note, representing a 12.38% return on investment over the term of the Notes.

Example 2: In this case, U.S. dollar strengthens against two reference currencies while weakens against the other reference currency.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USDEUR Exchange Rate	0.7971	0.8960	12.41%	1/3	4.14%
USDCHF Exchange Rate	1.1830	1.3620	15.13%	1/3	5.04%
USDJPY Exchange Rate	97.4600	92.5383	-5.05%	1/3	-1.68%

Basket					7.50%

Step 2: Calculate the payment at maturity.

Because the basket performance of 7.50% is greater than a coupon floor of 6% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the basket performance, calculated as follows:

$1,000 + ($1,000 x basket performance) = $1,000 + ($1,000 x 7.50%) = $1,075.00

Therefore, the payment at maturity is $1,075.00 per $1,000 principal amount Note, representing a 7.50% return on investment over the term of the Notes.

Example 3: In this case, the U.S. Dollar weakens against all three reference currencies.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USDEUR Exchange Rate	0.79710	0.75071	-5.82%	1/3	-1.94%
USDCHF Exchange Rate	1.18300	1.09889	-7.11%	1/3	-2.37%
USDJPY Exchange Rate	97.46000	86.68092	-11.06%	1/3	-3.69%

Basket					-8.00%

Step 2: Calculate the payment at maturity.

Because the basket performance of -8% is less than a coupon floor of 6%, you will receive a payment at maturity of $1,060. The return on your investment is 6.00%.

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Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 100% of the basket performance of your Notes if the basket performance is greater than the coupon floor or a return equal to the coupon floor if the basket performance is less than or equal to the coupon floor, in addition to the principal amount of your Notes at maturity.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the basket. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations— The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes will be treated for U.S. federal income tax purposes as contingent payment debt instruments. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•

Notes Bullish on the U.S. dollar—The basket performance will only be greater than the coupon floor if, on average, the value of the U.S. dollar strengthens significantly relative to the reference currencies, comprising the basket components. If, on average, the U.S. dollar weakens in value relative to the Euro, Swiss Franc and Japanese Yen over the term of the Notes, the return on the Notes will be limited to the coupon floor and therefore the market value of the Notes may be adversely affected.

FWP–4

•

The Notes Might Not Pay More Than Certain Fixed Income Instruments—You may receive a lower payment at maturity than you would have received if you had invested in certain fixed income instruments. If the basket performance is lower than the coupon floor, your return on the Notes will be limited to the coupon floor. Certain fixed income instruments can pay a guaranteed coupon rate higher than the coupon floor without risking your principal investment. Under these circumstances, your return from the Notes will be lower than that from investing those instruments.

•

Changes in the Reference Levels of the Basket Components May Offset Each Other — The Notes are linked to an equally weighted basket consisting of 3 currency pairs. Movements in the basket components may change such that the reference levels of the basket components on any basket final valuation date may not correlate with each other. At a time when the reference levels of one or more of the basket components increase, the reference levels of the other basket components may not increase as much or may even decline. Therefore, in calculating the basket performance on the basket final valuation date, any positive contribution from a basket component with a positive performance may be moderated, or more than offset, by declines in the reference levels of other basket components, thereby adversely affecting the basket performance and thus the return on your Notes.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Reference Levels

The reference levels of the USDEUR, USDCHF and USDJPY currency exchange rates on November 11, 2008 were 0.7971, 1.1830 and 97.46 respectively.

Historical Information

The following graphs set forth the historical performance of the Euro, the Swiss Franc and the Japanese Yen based on the daily, closing currency exchange rates from January 2, 2001 through November 11, 2008. We obtained the information regarding these closing currency exchange rates of the USDEUR, USDCHF and USDJPY below from Bloomberg L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance closing currency exchange rates of the USDEUR, USDCHF and USDJPY should not be taken as an indication of future performance of the fixing rates, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the USDEUR, USDCHF and USDJPY currency exchange rates will result in any return in addition to your initial investment.

FWP–5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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